Mr. Jeff J.F. Feng                     Ruth Shaer/Eugene Heller
Assistant to Chairman                  Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.    1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.             Los Angeles, CA  90024-5305
http:\\www.qiaoxing.com                Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn       Fax: (310) 208-0931
        ------------------------
Tel: (011) 86-752-2808-188             E-mail: rshaer@sha-ir.com
Fax: (011) 86-752-2803-101

               QIAO XING UNIVERSAL TELEPHONE ANNOUNCES INTERIM
                           UNAUDITED RESULTS FOR THE
                        SIX MONTHS ENDED JUNE 30, 1999

 - Company ranked second in sales in the People's Republic of China in 1997 and
                                     1998 -


GUANGDONG, CHINA (November 10, 1999) -- Qiao Xing Universal Telephone, Inc. (NASDAQ NMS: XING) today announced interim unaudited reports for the six-month period ended June 30, 1999.

Net sales for the six months ended June 30, 1999 were $21.6 million compared to $25.7 million during the same period in 1998. The decrease was attributable to a transition from producing low margin corded phones to higher margin units, coupled with decreased sales efforts on traditional cordless phones as the Company began to shift production to digital cordless phones.

Gross profit for the six months ended June 30, 1999 was $8.3 million compared to $ 8.1 million for the same period in 1998. Margins increased to 38.2%, up from 31.4% in the year ago period. The increased margins were the result of the change in the Company's product mix to higher margin products. During the six months ended June 30, 1999, traditional corded phones represented approximately 46% of sales, compared to approximately 55% of sales for the same period in 1998. Special function phones, with relatively higher gross profit margins, represented approximately 37% of sales for the six months ended June 30, 1999, compared to approximately 21% of sales for the same period in 1998.

According to reports released by the Chinese Trade and Foreign Economy Statistics Bureau, Qiao Xing Telephones ranked second in sales in the People's Republic of China (PRC) in 1997 and 1998.

Commented Qiao Xing Universal Telephone, Inc. chairman Mr. Rui Lin Wu: "We plan to continue our leadership role in China's burgeoning communications market by focusing on R&D to introduce new products and eliminate unprofitable ones. Qiao Xing employs 83 personnel in the R&D and engineering divisions who work side by side with our sales and marketing executives to gauge market demand in developing new products. Currently, the R&D division is developing 34 models of
corded phones and four models of cordless phones.   Our plan is to continue to
invest in research and development and to increase our manufacturing capacity with the long-term objective of becoming the largest telephone manufacturer in China."

                                   -  more -

Qiao Xing Universal Telephone, Inc.
Page Two


Added Mr. Wu: "We have also completed the development of our digital cordless phone, which is expected to enter production in November 1999. We are applying for tax exemptions for this product."

Net income for the six months ended June 30, 1999 was $2.7 million compared to net income of $3.9 million for the same period in 1998. This was attributable to the increased income tax rate during the six months ended June 30, 1999, as well as increased operating expenses as the Company added technology experts and professional managers to strengthen its R&D and management capabilities.

Following the Company's completion of a public offering of 1,600,000 shares of common stock on February 17, 1999, for the six months ended June 30, 1999, fully diluted per share earnings were $0.30 on 9,176,000 weighted average shares outstanding, compared to $ 0.49 on 7,873,000 weighted average shares outstanding reported in the comparable period last year

Income taxes and provisions for the six months ended June 30, 1999 was $1.1 million compared to $628,000 for the same period in 1998. The increase was principally due to a subsidiary that was previously entitled to 50% exemption from People's Republic of China (PRC) enterprise income taxes, but which started paying income tax at a rate of 24% during the 1999 calendar year.

During the period, the Company strengthened its distribution network for the Mainland China market and currently has 52 sales offices, compared to 38 offices during the same period in 1998. The Company also expanded outlets and consignments in department stores.

In August 1995, Qiao Xing became the first telephone manufacturer in China to be awarded the ISO 9001 Quality System Accreditation. The Company currently produces 165 corded models and 25 cordless models and has an extensive nationwide sales network that comprises over 1,000 retail outlets in PRC.

This press release contains "forward-looking statements" regarding future revenues and operating information and their impact on future results. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions


                         [financial statements follow]

Qiao Xing Universal Telephone, Inc.
Page Three


                      Qiao Xing Universal Telephone, Inc.

                   Consolidated Income Statement of operation

                                    Six months ended                Six months ended
                                     June 30, 1999                    June 30, 1998
                                      (Unaudited)                      (Unaudited)
                                        US$'000                          US$'000
                                   ------------------               -----------------
Sales,net                                      21,642                          25,724
Cost of sales                                 (13,382)                        (17,638)
                                   ------------------               -----------------
Gross profit                                    8,260                           8,086
Selling expenses                               (1,056)                         (1,578)
Operating expenses                             (2,490)                         (1,113)
Interest expenses                                (591)                           (442)
Interest income                                    91                              22
Other Income(expenses),net                        (19)                            (22)
                                   ------------------               -----------------
Income before tax                               4,195                           4,953
Provision for income tax                       (1,128)                           (628)
                                   ------------------               -----------------
Income before minority interests                3,067                           4,325
Minority interests                               (335)                           (456)
                                   ------------------               -----------------
Net Income                                      2,732                           3,869
                                   ==================               =================
Weighted average number of
 shares outstanding                         9,176,000                       7,873,000
                                   ==================               =================

Earnings per common share                        0.30                            0.49
                                   ==================               =================

                                             Results of Operations
                                                Six months ended
                                                    June 30
                                  1999                                    1998
                     ------------------------------         -------------------------------
                         US $'000              %                 US $'000              %
                     -----------------      -------         ------------------      -------
Corded                          10,017        46.29                     14,111        54.86
Cordless                         3,311        15.30                      6,068        23.59
Smart card                       4,446        20.54                      5,080        19.75
Caller ID                        2,889        13.35                        196         0.76
Coin operated                      328         1.52                        269         1.05
Others                             651         3.01
                     -----------------      -------         ------------------      -------
Total                           21,642          100                     25,724          100
                     -----------------      -------         ------------------      -------

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